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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934



                           ParcPlace-Digitalk, Inc.
                           ------------------------
                               (Name of Issuer)


                        Common Stock, $.001 par value
                        ------------------------------
                        (Title of Class of Securities)


                                   69942110
                                --------------
                                (CUSIP Number)




        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 69942110

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1   Name of Reporting Person S.S. or I.R.S. Identification Nos. of Above Persons

    Closeburn Management Ltd.

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [  ]
    (b) [  ]

--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Citizenship or Place of Organization           Canada

--------------------------------------------------------------------------------
   Number of       5  Sole Voting Power            1,380,700 shares
    Shares    -------------------------------------------------------
 Beneficially      6  Shared Voting Power          0
  Owned by    -------------------------------------------------------
Each Reporting     7  Sole Dispositive Power       1,380,700 shares
   Person     -------------------------------------------------------
    With           8  Shared Dispositive Power     0
--------------------------------------------------------------------------------
9  Aggregate Amount Beneficially Owned by Each Reporting Person

                   1,380,700 shares

--------------------------------------------------------------------------------
10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
    [ ]

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11  Percent of Class Represented by Amount in Row (9)

    11.7%

--------------------------------------------------------------------------------
12  Type of Reporting Person (See Instructions)

    CO,OO*

-----------------
* Please See Item 6 herein.
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CUSIP NO. 69942110

--------------------------------------------------------------------------------
1   Name of Reporting Person S.S. or I.R.S. Identification Nos. of Above Persons

    Michael H. Isles

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2   Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)    [  ]
    (b)    [  ]

--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Citizenship or Place of Organization           Canada

--------------------------------------------------------------------------------
   Number of       5  Sole Voting Power            See Items 4 and 6
    Shares    ------------------------------------------------------------------
 Beneficially      6  Shared Voting Power          0
  Owned by    ------------------------------------------------------------------
Each Reporting     7  Sole Dispositive Power       See Items 4 and 6
   Person     ------------------------------------------------------------------
    With           8  Shared Dispositive Power     0

--------------------------------------------------------------------------------
9  Aggregate Amount Beneficially Owned by Each Reporting Person

                    See Items 4 and 6

--------------------------------------------------------------------------------
10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions) [ ]

--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)

    See Items 4 and 6
--------------------------------------------------------------------------------
12  Type of Reporting Person (See Instructions)

    IN**



-----------------
* Please See Item 6 herein.
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Item 1(a)      Name of Issuer:

               ParcPlace-Digitalk, Inc.


Item 1(b)      Address of Issuer's Principal Executive Offices:

               999 East Arques Avenue
               Sunnyvale, California 94086


Item 2(a)      Name of Persons Filing:

               (i) Closeburn Management Ltd.

               (ii) Michael H. Iles


Item 2(b)      Address of Principal Business Office or, if none,
               Residence:

               260 Engleburn Avenue
               Peterborough, Ontario  K9H IS7
               Canada


Item 2(c)      Citizenship:

               (i) Closeburn Management Ltd. is organized under the laws of
                   Canada.

               (ii) Michael H. Iles is a citizen of Canada.


Item 2(d)      Title of Class of Securities:

               Common Stock, $.001 par value


Item 2(e)      CUSIP Number: 69942110


Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a)   [ ]  Broker or Dealer registered under Section 15 of the Act.
        (b)   [ ]  Bank as defined in Section 3(a)(6) of the Act.
        (c)   [ ]  Insurance Company as defined in Section 3(a)(19) of the Act.
        (d)   [ ]  Investment Company registered under Section 8 of the
                   Investment Company Act.
        (e)   [ ]  Investment Adviser registered under Section 203 of the
                   Investment Advisers Act of 1940.

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        (f)   [ ]  Employee Benefit Plan, Pension Fund which is subject to provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
        (g)   [ ]  Parent Holding Company, in accordance with Rule 13d-1(b)(ii)
                   (G).
        (h)   [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


Item 4   Ownership:

        (a)        Amount Beneficially Owned by the Reporting Persons:
                   1,380,700 shares

        (b)        Percent of Class: 11.7%

        (c)        Number of shares as to which the Reporting Persons have:

             (i)     sole power to vote or to direct the vote: 1,380,700 shares

             (ii)    shared power to vote or to direct the vote: none

             (iii)   sole power to dispose or direct the disposition of:
                     1,380,700 shares

             (iv)    shared power to dispose or direct the disposition of: none


        See also the response to Item 6, which information is incorporated by reference in this Item 4.


Item 5  Ownership of Five Percent or Less of a Class.

                     Not applicable.


Item 6  Ownership of More than Five Percent on Behalf of Another Person.

                The record holder of the securities covered by this Schedule 13G is Technology Investors I Limited Partnership, a limited partnership (the "Customer") whose sole general partner is a wholly-owned subsidiary of Closeburn Management Ltd., a corporation organized under the laws of Canada ("Closeburn"). Closeburn acts as the investment manager of the Customer, and the Customer has the right to receive any dividends on or proceeds from the sale of such securities. Closeburn is wholly-owned by Michael H. Iles, a citizen of Canada ("Iles"). Because Closeburn is wholly-owned by Iles, Iles may be deemed the beneficial owner of the securities covered by this
         Schedule 13G. Both Closeburn and Iles are submitting this Schedule 13G pursuant to the "no-action" letter dated December 16, 1993, from the Office of Tender Offers of the Division of Corporate Finance to Iles & Isherwood Inc., the name under which Closeburn was formerly known.

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Item 7  Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.


Item 8  Identification and Classification of Members of a Group.

        Not applicable.


Item 9  Notice of Dissolution of Group.

        Not applicable.


Item 10 Certification.

                By signing below I (the undersigned) certify that, to the best of my (its) knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



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        After reasonable inquiry and to the best of my (its) knowledge and belief, I (the undersigned) certify that the information set forth in this statement is true, complete and correct.




Dated: November 5, 1996



/s/ Michael H. Isles                        CLOSEBURN MANAGEMENT LTD.
----------------------
Michael H. Iles

                                            By:/s/ Michael H. Isles
                                               ----------------------------
                                               Name:  Michael H. Iles
                                               Title: President




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